PERMEX PETROLEUM CORPORATION

2911 Turtle Creek Blvd., Suite 925

Dallas, Texas 75219

August 29, 2023

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attention:	Liz Packebusch
Daniel Morris

Re:	Permex Petroleum Corporation
Registration Statement on Form S-1
Filed August 1, 2023
File No. 333-273551

Dear Ladies and Gentlemen:

This letter sets forth responses on behalf of Permex Petroleum Corporation, a British Columbia, Canada corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated August 21, 2023 (“Comment Letter”) regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment.

Registration Statement on Form S-1 filed August 1, 2023

Security Ownership of Certain Beneficial Owners and Management, page 64

1. Provide your analysis as to why your beneficial ownership table does not reflect 1) the 85,083 common shares and 3,072,917 common shares issuable upon exercise of warrants held by Walleye Opportunities Master Fund Ltd and 2) the 121,803 common shares issuable upon exercise of warrants held by Ramnarain Jaigobind. Refer to Instruction 2 to Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

RESPONSE:

The selling shareholder table has been updated to reflect the correct number of securities owned by Walleye Opportunities Master Fund Ltd. (“Walleye”). Walleye has not been included in the beneficial ownership table as Walleye currently owns 71,383 common shares, representing 3.24% of the Company’s outstanding common shares and its warrants contain a blocker such that Walleye cannot exercise such warrants if such exercise would cause Walleye, together with its affiliates and attribution parties, to beneficially own a number of common shares which would exceed 4.99% (or, at the election of the holder, 9.99%) of the Company’s then outstanding common shares following such exercise.

The beneficial ownership table does not reflect the 121,803 common shares issuable upon exercise of warrants held by Ramnarain Jaigobind as such warrants contain a blocker such that the holder cannot exercise such warrants if such exercise would cause such holder, together with its affiliates and attribution parties, to beneficially own a number of common shares which would exceed 4.99% (or, at the election of the holder, 9.99%) of the Company’s then outstanding common shares following such exercise as set forth in footnote 10 of the beneficial ownership table.

Selling Shareholders, page 66

2. It appears that certain of your selling shareholders will own one percent or more of your common shares after completion of the offering. As such, please include a column in your selling shareholder table reflecting such percentages. Refer to Item 507 of Regulation SK.

RESPONSE:	The Company has revised the Registration Statement to include a column in the selling shareholder table to reflect percentages of ownership after the completion of the offering.

General

3. Your cover page indicates you are registering up to 302,449 common shares, including 295,282 common shares issuable upon exercise of outstanding warrants. Please clarify whether the remaining 7,167 common shares being registered are part of the 273,410 common shares issued on June 30, 2023 in connection with the Warrant Exercise Program described at page 37.

RESPONSE:	The Company has revised the Registration Statement to indicate that the 7,167 common shares being registered are part of the 273,410 common shares issued in connection with the warrant exercise program described at page 37.

4. Please file your Form 10-Q for the period ended June 30, 2023 and update the Incorporation of Certain Information by Reference section accordingly. Refer to Instruction VII.B of Form S-1. In addition, revise to update the Management’s Discussion and Analysis of Financial Condition and Results of Operations section and any other required financial disclosure accordingly.

RESPONSE:	The Company filed its Quarterly Report 10-Q for the quarter ended June 30, 2023 on August 21, 2023 and updated the “Incorporation of Certain Information by Reference” section of the Registration Statement to include such quarterly report. In addition, the Company revised the Registration Statement, as necessary, to update it for June 30th information including, but not limited to, updating the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Registration Statement.

Sincerely,

Permex Petroleum Corporation

/s/ Mehran Ehsan
By:	Mehran Ehsan
Title:	Chief Executive Officer

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